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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 (MM/DD/YY) AND ENDING 03/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Lane Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Presidential Boulevard
(No. and Street)

Bala Cynwyd	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith & Brown, PC
(Name – *if individual, state last, first, middle name*)

506 Carnegie Ctr., Suite 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC 2019 MAY 15 PM 12:33

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Frederick Shaw, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Lane Securities, LLC, as of March 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
ANDREA GORE - Notary Public
Montgomery County
My Commission Expires Jul 15, 2022
Commission Number 1191316

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hamilton Lane Securities LLC

Report on Audit of Financial Statements
and Supplemental Information

For the year ended March 31, 2019

CONFIDENTIAL

Contents
For the year ended March 31, 2019

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hamilton Lane Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hamilton Lane Securities LLC (the "Company"), as of March 31, 2019, the related statements of operations, changes in member's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019, and the results of its operations and its cash flows for the year ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, contained in schedules I, II and III, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

April 29, 2019

New York, New York

Hamilton Lane Securities LLC
Statement of Financial Condition
March 31, 2019

Assets

Assets:		
Cash	$	567,039
Prepaid expenses		22,928
Total Assets	$	589,967

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	29,702
Member's Equity		560,265
Total Liabilities and Member's Equity	$	589,967

The accompanying notes are an integral part of these financial statements
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

Hamilton Lane Securities LLC
Statement of Operations
For the year ended March 31, 2019

Revenue:	
Private placement fees	$ 270,000
Operating Expenses:	
Administrative fees	18,000
Professional fees	65,238
Regulatory fees	32,206
Dues and subscriptions	9,424
Other expenses	525
Total Operating Expenses	125,393
Net Income	$ 144,607

The accompanying notes are an integral part of these financial statements

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

Hamilton Lane Securities LLC

Statement of Changes in Member's Equity
For the year ended March 31, 2019

Balance, April 1, 2018	$	415,658
Net Income		144,607
Balance, March 31, 2019	$	560,265

The accompanying notes are an integral part of these financial statements

Hamilton Lane Securities LLC
Statement of Cash Flows
For the year ended March 31, 2019

Cash Flows from Operating Activities:		
Net income	$	144,607
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in prepaid expenses		(362)
Increase in accounts payable and accrued expenses		4,500
Net Cash Provided by Operating Activities and Net Increase in Cash		148,745
Cash - Beginning of year		418,294
Cash - End of year	$	567,039

The accompanying notes are an integral part of these financial statements
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

1. Organization and Nature of Business

Hamilton Lane Securities LLC (the "Company") is incorporated in the state of Delaware and is located in Bala Cynwyd, Pennsylvania. The Comany is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Hamilton Lane Advisors, L.L.C. ("HLA") and exclusively provides private placements of securities to its affiliated entities. The Company received approval from the regulatory authorities in March 2016.

2. Summary of Significant Accounting Policies

a) Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b) Cash and Cash Equivalents and Concentrations of Credit Risk
The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at one financial institution which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash.

c) Revenue Recognition
As of April 1, 2018, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 by applying the modified retrospective method. Results from reporting periods beginning after April 1, 2018 are presented under Topic 606. The adoption of FASB ASC Topic 606 did not have an impact on the recognition of the Company's source of revenue, which is private placements. The Company did not record any cumulative effect adjustment to opening equity.

The Company solicits prospective investors to the Funds who are managed by various investment management entities, each of which is related through common control. The investment management entities compensate the Company with private placement fees for the successful solicitation of investors. The Company recognizes placement fees at the point in time the placement is complete and they have determined the performance obligation is fulfilled, which is typically at the end of every month, since there are no significant actions which the Company needs to take subsequent to this date and the performance obligation has been earned over the month. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

There were no receivables on April 1, 2018 or March 31, 2019. There were no contract assets or contract liabilities as of April 1, 2018 or March 31, 2019.

Disaggregation of revenue can be found on the statement of operations.

d) Income Taxes
The Company is a limited liability company and is not a tax paying entity for federal or state income tax purposes. Income of the Company is taxed to the member in its respective return. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, Income Taxes. The Company has evaluated its tax positions taken for all open tax years and has not identified any uncertain tax positions which would require disclosure in the financial statements as of March 31, 2019. The Company commenced operations in 2016 and, therefore, the Company believes all of its returns are still subject to examination by the taxing authorities.

There were no interest or penalties recognized in the Statement of Operations for the year ended March 31, 2019.

2. Summary of Significant Accounting Policies (Continued)

e) Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions
The Company has a selling agreement with HLA whereby the Company provides private placement services in exchange for a fee. For the year ending March 31, 2019, the fees earned from HLA are included on the Statement of Operations as private placement fees and comprise the entire balance. The Company also has a shared services agreement with HLA whereby HLA provides office space and overhead for a monthly fee. For the year ending March 31, 2019 the fees paid to HLA for office space and overhead are included in administrative fees on the Statement of Operations and comprise the entire balance.

There were no amounts due to or from related parties for the year ended March 31, 2019.

HLA provides for certain expenses under the Expense Sharing Agreement (see Note 5). The Company also earns all private placement fees from HLA. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

4. Significant Customer
100% of gross revenues were derived from one customer, an affiliate.

5. Expense Sharing Agreement
The Company has an Expense Sharing Agreement with HLA whereby wages and associated employment costs are paid by HLA and are not pushed down. These costs are maintained on a schedule and are only disclosed, as the allocation of these costs would be offset by contributed capital, which would not impact the firm's ability to maintain regulatory compliance. The total of these costs for the year ended March 31, 2019 was $934,062.

6. Net Capital Requirement
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2019, the Company had net capital of $537,337, which was $532,337 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 6%. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

7. Recently Issued Accounting Pronouncements
During February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)." ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make the lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU No. 2016-02 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. The Company does not believe that the adoption of ASU No. 2016-02 will have a material effect on its results of operations, financial position or cash flows.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Member's Equity	$	560,265
Less non-allowable assets, prepaid expenses		22,928
Net Capital	$	537,337
Minimum Net Capital Required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Capital in Excess of Minimum Requirements	$	532,337
Percentage of Aggregate Indebtedness to Net Capital		6%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is necessary.

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934. The Company had no obligation under SEC Rule 15c3-3.

Schedule III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934. The Company had no obligation under SEC Rule 15c3-3.

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hamilton Lane Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Hamilton Lane Securities LLC (the "Company") stated the Company claimed an exemption from 17 C.F.R. §240.15c3-3 under paragraph(k)(2)(i), however, the Company may file an exemption report because the Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

April 29, 2019

New York, New York

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 **T** (212) 751 9100 **F** (212) 750 3262 **withum.com**

Hamilton Lane Securities LLC
Rule 15c3-3 Exemption Report
For the year ended March 31, 2019

HAMILTON LANE SECURITIES, LLC (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

The Company claimed exemption under 17 C.F.R. 240.15C3-3 (k)(2)(i), however, the Company may file an exemption report because the Company had no obligations under 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year without exception.

HAMILTON LANE SECURITIES, LLC

I, Frederick W. Shaw, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________

Title: Chief Compliance Officer

Date: 04/29/2019

See Report of Independent Registered Public Accounting Firm
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.